The information contained in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424 (b)(3)

File Number 333-27141

(Subject to Completion, dated June 3, 2003)

PROSPECTUS SUPPLEMENT

(To Prospectus Dated December 23, 2002)

$250,000,000

        % Notes due 2008

IOS Capital, LLC is offering $             of its         % Notes due 2008. We will pay interest on the notes on              and              of each year, beginning              , 2003.

The notes will be unsecured and rank equally with all of our other existing and future unsecured, senior indebtedness. The notes will only be issued in book-entry form in denominations of $1,000 and integral multiples of $1,000. The notes will not be redeemable prior to their scheduled maturity.

Investing in the notes involves risks. See “ Risk Factors” beginning on page S-8 of this prospectus supplement and on page 6 of the accompanying prospectus.

	Per Note	Total
Public offering price

Underwriting discount

Proceeds, before expenses, to us

The public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from June     , 2003.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Underwriters are offering the notes subject to various conditions. The notes will be delivered to investors on or about              , 2003 in book-entry form only through the facilities of The Depository Trust Company.

LEHMAN BROTHERS

BANC OF AMERICA SECURITIES LLC

DEUTSCHE BANK SECURITIES

JPMORGAN

PNC CAPITAL MARKETS, INC.

WACHOVIA SECURITIES

             , 2003

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering.

IF THE DESCRIPTION OF THE OFFERING VARIES BETWEEN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the notes, and seeking offers to buy the notes, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

References in this prospectus supplement to “the Company,” “we,” “us” or other similar terms mean IOS Capital, LLC, unless the context clearly indicates otherwise. We are the successor to IOS Capital, Inc., a Delaware corporation, as the result of a conversion of IOS Capital, Inc. into us effective January 11, 2002. Accordingly, references in this prospectus to “the Company,” “we,” “us” or other similar terms mean and include IOS Capital, Inc., if the references are to events or facts occurring or existing prior to the conversion. References to “IKON” solely refer to IKON Office Solutions, Inc. In connection with the conversion, IOS Capital, LLC succeeded to all the assets and assumed all the liabilities and obligations of IOS Capital, Inc.

Our principal executive offices are located at 1738 Bass Road, Macon, GA 31210 and our telephone number is (478) 471-2300.

INCORPORATION BY REFERENCE

We file annual, quarterly and current reports, and other information with the SEC. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and accompanying prospectus. We incorporate by reference the documents listed below, which supersede the documents incorporated by reference in the accompanying prospectus. In addition, information that we file later with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 will automatically update and supersede this information until we sell all of the securities:

•	Annual Report on Form 10-K for the fiscal year ended September 30, 2002;

•	Quarterly Reports on Form 10-Q for the quarters ended December 31, 2002 and March 31, 2003; and

•	Current Reports on Form 8-K as filed with the SEC on January 24, 2003 and May 23, 2003.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Investor Relations Department

IOS Capital, LLC

70 Valley Stream Parkway

Malvern, Pennsylvania 19355

Tel: (610) 296-8000

SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference.

IOS Capital, LLC

We were formed in 1987 to provide lease financing to customers of IKON Office Solutions, Inc. (“IKON”). We are a wholly owned subsidiary of IKON.

We are engaged in the business of arranging lease financing primarily for office equipment marketed by IKON in the United States. Our ability to offer lease financing on equipment is considered a competitive marketing advantage which more closely ties IKON to its customer base. During fiscal 2002, we financed 79% of equipment sold by IKON in the United States. We and IKON will seek to increase this percentage in the future, as leasing enhances the overall profit margin on equipment and is considered an important customer retention strategy.

IKON Office Solutions, Inc.

IKON is a leading provider of products and services that help businesses manage document workflow and increase efficiency. IKON provides customers with total business solutions for office, production and outsourcing needs, including copiers and printers, color solutions, distributed printing, facilities management, imaging and legal document solutions, as well as network design and consulting and e-business development.

IKON has locations worldwide, including locations in the United States, Canada, Mexico, the United Kingdom, France, Germany, Ireland, Denmark and the Netherlands. IKON’s locations in the United States, Canada and Mexico make IKON the largest independent distribution network of office equipment in North America.

IKON primarily distributes equipment made by Canon, Ricoh, Hewlett-Packard and Océ. IKON has not and does not currently enter into long-term supply contracts with its vendors and has no current plans to do so in the future. Customers include large and small businesses, professional firms and government agencies.

IKON provides products and services to help businesses of all sizes manage document workflow and increase efficiency. IKON seeks to grow its revenues by increasing its market share, expanding market opportunities, and strengthening operating margins by improving productivity and lowering fixed costs.

THE OFFERING

Issuer	IOS Capital, LLC

Securities Offered	$250,000,000 aggregate principal amount of % Notes due 2008.

Maturity Date	The notes will mature on , 2008.

Interest Rate	% per annum, accruing from , 2003.

Interest Payment Dates	and , beginning , 2003.

Redemption	The notes will not be redeemable prior to their scheduled maturity and will not be entitled to the benefit of a sinking fund.

Ranking	The notes will rank equal to all our other existing and future senior unsecured indebtedness.

Use of Proceeds

We anticipate that our net proceeds from the sale of the notes will be approximately $          after deducting the underwriting discount and estimated offering expenses. If all of the outstanding $240.5 million aggregate principal amount of our 9.75% Notes are tendered, net proceeds will be used to fund the tender offer and to pay fees and expenses of the tender offer. The completion of the tender offer is conditioned, among other things, upon the sale of the notes in this offering. If the tender offer is completed and any of the 9.75% Notes outstanding are not tendered, unused proceeds will be used to fund, prior to December 15, 2003, an escrow account to fund the payment of all amounts due and payable with respect to the remaining 9.75% Notes. Any remaining proceeds will be used for general corporate purposes.

Events of Default

The events of default described in the accompanying prospectus are supplemented by additional events of default described in this prospectus supplement that apply to the notes. See “Description of Debt Securities—Events of Default and Notice Thereof” in the accompanying prospectus and “Description of the Notes—Events of Default” in this prospectus supplement.

Governing Law	The indenture is, and the notes will be, governed by the laws of the State of New York.

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended March 31, 2003	Fiscal Year Ended September 30,
		2002	2001	2000	1999	1998
Ratio of Earnings to Fixed Charges	2.1	2.2	1.9	1.8	2.2	1.9

For purposes of computing the ratio of earnings to fixed charges, earnings represent pre-tax income plus fixed charges (net of capitalized interest). Fixed charges represent interest (whether expensed or capitalized) and one-third (the proportion deemed representative of the interest factor) of rents related to continuing operations.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The financial data below for the three fiscal years ended September 30, 2002 is derived from information contained in our audited consolidated financial statements. The financial data as of and for the six months ended March 31, 2003 and 2002 is derived from our unaudited consolidated financial statements. The results of operations for the six months ended March 31, 2003, may not be indicative of results to be expected for any future period. You should read this financial data in conjunction with our consolidated financial statements and accompanying notes, which we have incorporated by reference in the accompanying prospectus.

	Six Months Ended March 31,		Fiscal Year Ended September 30,
	2003	2002	2002	2001	2000
	(unaudited)
	(In thousands)
Summary of Operations:
Revenues:
Lease finance income	$173,921	$172,701	$347,531	$321,866	$280,610
Rental income	18,753	16,144	33,628	31,573	36,187
Interest on IKON income tax deferrals(1)	—	—	—	—	16,773
Other income	8,899	11,039	19,789	23,974	24,854

	201,573	199,884	400,948	377,413	358,424

Expenses:
Interest	68,450	76,637	151,220	166,926	149,014
Lease defaults, net of recoveries(2)	23,250	7,909	14,445	15,755	20,333
Depreciation	15,673	17,811	28,471	26,414	30,233
General and administrative	19,211	12,443	33,141	31,152	31,058

	126,584	114,800	227,277	240,247	230,638

Gain on sale of lease receivables	—	—	—	—	76

Income before taxes on income	74,989	85,084	173,671	137,166	127,862
Taxes on income	29,995	34,034	71,282	52,428	48,446

Net income	$44,994	$51,050	$102,389	$84,738	$79,416

Balance Sheet Data: Assets: Investments in leases:
Direct financing leases, net of lease default reserve(3)	$3,474,916	$3,279,093	$3,364,776	$3,284,106	$2,899,456
Less: Unearned income	(575,768)	(542,300)	(572,865)	(545,451)	(458,606)

	2,899,148	2,736,793	2,791,911	2,738,655	2,440,850
Funded leases, net of unearned income	172,066	257,530	244,574	240,965	367,389

	3,071,214	2,994,323	3,036,485	2,979,620	2,808,239
Cash	11,955	16,304	10,994	16,056	3,998
Restricted cash	110,773	124,383	115,594	126,861	91,914
Accounts receivable	83,867	63,750	65,107	91,775	101,689
Prepaid expenses and other assets	16,063	11,607	18,236	10,548	6,160
Leased equipment—operating rentals at cost, less accumulated depreciation(4)	77,409	55,857	72,271	44,793	42,993
Property and equipment at cost, less accumulated depreciation(5)	1,100	1,413	1,329	8,145	9,097

Total assets	$3,372,381	$3,267,637	$3,320,016	$3,277,798	$3,064,090

	Six Months Ended March 31,		Fiscal Year Ended September 30,
	2003	2002	2002	2001	2000
	(unaudited)
	(In thousands)
Liabilities and Member’s Equity:
Liabilities:
Accounts payable and accrued expenses	$59,789	$66,386	$65,567	$78,011	$55,327
Accrued interest	16,483	11,662	17,045	13,873	15,521
Due to IKON	36,798	351,341	1,566	182,533	22,834
Notes payable	406,770	277,025	277,170	271,292	—
Medium term notes	—	—	—	82,000	568,500
Convertible subordinated notes	300,000	—	300,000	—	—
Lease-backed notes	1,216,046	1,489,430	1,690,828	1,797,389	1,267,641
Asset securitization conduit financing	638,645	440,387	312,500	193,500	582,795
Deferred income taxes	255,175	199,763	224,657	162,609	139,626

Total liabilities	2,929,706	2,835,994	2,889,333	2,781,207	2,652,244
Member’s Equity:
Contributed capital	179,796	179,796	179,796	179,796	149,415
Retained earnings	280,051	271,720	275,057	347,169	262,431
Accumulated other comprehensive loss	(17,172)	(19,873)	(24,170)	(30,374)	—

Total Member’s Equity	442,675	431,643	430,683	496,591	411,846

Total Liabilities and Member’s Equity	$3,372,381	$3,267,637	$3,320,016	$3,277,798	$3,064,090

(1)	The interest on the IKON income tax deferrals program was terminated effective October 1, 2000.
(2)	As of October 1, 2002, we ceased our shared recourse arrangement with IKON. As a result of this change, we recorded $17,848 of additional lease default expense during the six months ended March 31, 2003 compared to March 31, 2002.
(3)	Lease default reserve amounted to $46,162 and $52,625 at March 31, 2003 and 2002, respectively, and $49,821, $59,158 and $62,266 at September 30, 2002, 2001 and 2000, respectively.
(4)	Accumulated depreciation amounted to $43,778 and $41,903 at March 31, 2003 and 2002, respectively, and $42,196, $40,552 and $55,595 at September 30, 2002, 2001 and 2000, respectively.
(5)	Accumulated depreciation amounted to $9,634 and $9,211 at March 31, 2003 and 2002, respectively, and $9,406, $10,332 and $8,981 at September 30, 2002, 2001 and 2000, respectively.

RISK FACTORS

An investment in the notes involves significant risks. You should carefully consider the following risk factors and the risk factors beginning on page 6 of the accompanying prospectus before you decide to buy the notes.

Our credit rating was recently downgraded and is currently under review for potential further downgrades.

On May 20, 2003, Moody’s Investors Service (“Moody’s”) lowered our ratings and IKON’s ratings to Ba1 from Baa3 and maintained the ratings under review for potential further downgrade. On May 21, 2003, Standard & Poor’s Ratings Services (“S&P”) placed our ratings and IKON’s ratings, both currently rated at BBB-, on CreditWatch with negative implications. Ratings downgrades negatively impact us by increasing borrowing costs, including higher interest costs, increasing over-collaterization requirements in certain asset-backed facilities, and enhancing the risk that we may lose servicer income under certain lease-backed note programs. In addition, IKON may be required to repurchase $55,000,000 principal amount of its Notes due 2005. For further information see “Recent Developments” in this prospectus supplement.

Most of our debt is secured by lease receivables. However, the notes are unsecured and are therefore structurally subordinated to our subsidiaries’ indebtedness and other liabilities.

The notes will not be secured by any of our assets. Most of our indebtedness, and that of our subsidiaries, consists of lease securitization agreements and revolving asset securitization conduit arrangements that are secured by a pledge of lease receivables. Consequently, if we become insolvent, you will not have a direct interest in any lease receivables pledged to other lenders. Our right to participate in the assets of any subsidiary (and thus the ability of holders of the notes to benefit indirectly from those assets) is generally subject to the prior claims of creditors, including trade creditors, of our subsidiaries. The notes, therefore, will be structurally subordinated to the claims of creditors, including trade creditors, of our subsidiaries. The incurrence of additional indebtedness and other liabilities by us or our subsidiaries could adversely affect our ability to pay our obligations on the notes. We anticipate that from time to time we and our subsidiaries will incur additional indebtedness that may be secured.

The notes will be solely our obligation and will not be an obligation of IKON.

The notes will be our obligation and will not be an obligation of IKON. Although IKON has agreed, pursuant to the 1996 Support Agreement between us and IKON, to provide us with the financial support necessary for us to meet the financial criteria set out in that agreement, there can be no assurance that IKON will adhere to the terms of that agreement. In addition, debtholders’ rights under the 1996 Support Agreement are limited. Under the terms of the 1996 Support Agreement, our debtholders have the right to demand that we enforce our rights under that agreement. Our debtholders also have the right to proceed against IKON on our behalf for the purpose of enforcing our rights under the 1996 Support Agreement if we fail or refuse to take timely action to enforce our rights under that agreement following a demand by our debtholders for enforcement. However, the 1996 Support Agreement does not give our debtholders the right to make a claim against IKON for payment of our obligations. Consequently, if we default on the notes, you will not have any claim against IKON or IKON’s assets.

IKON, by virtue of its stock ownership, has the power to direct our affairs. We cannot assure you that IKON will not exercise its control over us in a manner detrimental to your interests. For example, subject to the limitations imposed by the 1996 Support Agreement, IKON could cause us to increase the amount of indebtedness we have outstanding or enter into transactions that would otherwise adversely affect our capital structure, business operations or credit ratings.

We may not be able to raise the funds necessary to pay for the notes if there is a change of control that causes a default in our indebtedness.

Certain of our indebtedness, including our credit facility, could be accelerated upon a change in control of IKON. If a principal amount in excess of $15 million were accelerated on any of our indebtedness as a result of a change in control of IKON or otherwise, the principal and interest on the notes will become immediately due. The source of funds for the repayment of principal and interest will be our available cash or cash generated from operating activities or other sources, including borrowings, sales of assets, sales of equity or funds provided by a new controlling entity. We cannot assure you, however, that sufficient funds will be available at the time of any change in control of IKON to make any required repayments of the notes. Furthermore, the use of available cash to fund the potential costs related to a change in control of IKON may impair our ability to obtain additional financing in the future. In addition, agreements relating to our indebtedness may contain provisions that prohibit our repayment of notes upon a change in control of IKON or under other circumstances.

Because there is no current market for the notes, we cannot assure you that an active trading market will develop.

There is no established trading market for the notes. We have been informed by the Underwriters that they intend to make markets in the notes after this offering has been completed. However, the Underwriters may cease their market-making at any time. Accordingly, there can be no assurance that a market for the notes will develop. Furthermore, if a market were to develop, the market price for the notes may be adversely affected by changes in our financial performance, changes in the overall market for similar debt securities and performance or prospects for companies in our industry.

RECENT DEVELOPMENTS

On May 20, 2003, Moody’s lowered our ratings and those of IKON to Ba1 from Baa3 and maintained the ratings under review for potential further downgrade. Moody’s noted the following factors as the basis for the lower rating: (1) tightening financial flexibility with respect to (a) the corporate leverage ratio covenant under IKON’s $300 million credit facility, and (b) the potential early maturity of the credit facility unless we redeem or defease our 9.75% Notes by December 15, 2003, and (2) Moody’s expectation that continued cautious spending and competitive pricing in the office equipment sector will constrain IKON’s ability to achieve revenue growth over the intermediate term.

On May 21, 2003, S&P placed our ratings and those of IKON on CreditWatch with negative implications. Similar to concerns expressed by Moody’s, S&P indicated the corporate leverage ratio covenant and the potential early maturity of IKON’s credit facility as factors contributing to the CreditWatch. S&P also will evaluate IKON’s near-term profitability profile and ongoing ability to access capital before resolving the CreditWatch.

Moody’s and S&P’s current ratings both assume that we will be able to redeem or defease our 9.75% notes.

We and IKON have taken various steps which address specific concerns expressed by Moody’s and S&P. An amendment to our credit facility, effective June 2, 2003, provides additional financial flexibility to IKON under the corporate leverage ratio covenant. The credit facility amendment also provides that IKON may avoid early termination of its credit facility if an escrow account is established to fund the payment of all amounts due and payable with respect to the 9.75% Notes. We have commenced a tender offer for all of the outstanding 9.75% Notes and if all of the 9.75% Notes are not tendered, we intend to fund an escrow account for the remaining 9.75% Notes, in each case with the proceeds from this offering. Upon the completion of this offering, the tender offer and the funding of the escrow account, we will have avoided triggering the early maturity of the credit facility on December 15, 2003 by redeeming, defeasing or providing an escrow account for the repayment of our 9.75% Notes. We have also amended certain of our asset securitization conduits to remove investment grade rating triggers restricting new funding. We use asset securitization conduits to provide us with the liquidity to accumulate a pool of lease receivables large enough for asset securitization transactions in the public debt markets.

While we and IKON believe these actions are positive to IKON’s financial position and long-term goals, the successful completion of the tender offer, in addition to actions by IKON to reduce non-finance subsidiary debt, is expected to negatively impact earnings per diluted share by $.09 to $.11, which is expected to be recognized as a loss on the early extinguishment of debt in IKON’s third fiscal quarter ended June 30, 2003.

Although we believe these steps address specific concerns expressed by Moody’s and S&P, there can be no assurance that they will not lower our ratings or those of IKON in the future. For a description of the negative consequences for us and IKON of credit agency downgrades see “Risk Factors—Our credit rating was recently downgraded and is currently under review for potential further downgrades.”

USE OF PROCEEDS

We anticipate our net proceeds from the sale of these notes will be approximately $             after deducting the underwriting discount and estimated offering expenses of $            . If all of the outstanding $240.5 million aggregate principal amount of our 9.75% Notes are tendered, net proceeds will be used to fund the tender offer and to pay fees and expenses of the tender offer. The completion of the tender offer is conditioned, among other things, upon the sale of the notes in this offering. If the tender offer is completed and any of the 9.75% Notes outstanding are not tendered, unused proceeds will be used to fund, prior to December 15, 2003, an escrow account to fund the payment of all amounts due and payable with respect to the remaining 9.75% Notes. Any remaining proceeds will be used for general corporate purposes.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2003, and as adjusted to give effect to the offering hereby and assuming all of the 9.75% Notes are tendered and purchased in the tender offer. You should read this table in conjunction with our consolidated financial statements and accompanying notes which we have incorporated herein by reference.

	As of March 31, 2003
	Actual	As Adjusted
	(in thousands)
	(unaudited)
Debt:
Convertible subordinated notes	$300,000	$300,000
Notes payable	166,270	166,270
9.75% Notes due 2004	240,500	—
% Notes due 2008 offered hereby	—	250,000
Lease-backed notes	1,216,046	1,216,046
Asset securitization conduit financing	638,645	638,645
Due to IKON	36,798	36,798

Total Debt	2,598,259	2,607,759
Member’s Equity:
Contributed capital	179,796	179,796
Retained earnings	280,051	280,051
Accumulated other comprehensive loss	(17,172)	(17,172)

Total Member’s Equity	442,675	442,675

Total Debt and Member’s Equity	$3,040,934	$3,050,434

DESCRIPTION OF NOTES

This section summarizes the specific financial and legal terms of the notes that are more generally described under “Description of Debt Securities” in the accompanying prospectus. If anything described in this section is inconsistent with the terms described under “Description of Debt Securities” in the accompanying prospectus, the terms described in this section prevail. The statements under this section relating to the notes, the indenture and the supplements to the indenture are summaries and do not purport to be complete.

General

We will issue the notes in the aggregate principal amount of $            , subject to reopening. The notes will mature on             , 2008. We will issue the notes only in book-entry form, in denominations of $1,000 and integral multiples of $1,000. The notes will bear interest at the annual rate shown on the cover of this prospectus supplement and will accrue interest from             , 2003 or from the most recent date to which interest has been paid or provided for. Interest will be payable twice a year, on              and             , beginning             , 2003, to the person in whose name a note is registered at the close of business on the              or              that precedes the date on which interest will be paid.

We may, without the consent of the holders of the notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the notes offered by this prospectus supplement, except for the issue date and the offering price. Any additional notes will, together with the notes offered by this prospectus supplement, constitute a single series of notes under the indenture.

Events of Default

In addition to the Events of Default described in the section of the accompanying prospectus, entitled “Description of Debt Securities—Events of Default and Notice Thereof”, we will be in default under the indenture with respect to the notes if any of the following events relating to IKON occurs and is continuing for a period of 60 days after written notice thereof is given to us by the trustee under the indenture or by the holders of an aggregate of at least 10% in principal amount of the outstanding notes:

Liens and Encumbrances

IKON or any of its consolidated subsidiaries creates or assumes any secured debt (other than (i) the credit facility, or any refinancing or replacement of such facility, and (ii) any other debt of IKON or any of its consolidated subsidiaries existing as of March 15, 2002 (a) that is required to be secured equally and ratably with the credit facility or (b) that is issued to retire or defease the 9.75% Notes pursuant to the Indenture, on the condition in each case that IKON shall secure the notes issued in this offering then outstanding, equally and ratably with, or prior to, the credit facility or such other debt for as long as the credit facility or such other debt is secured) on any property, now owned or acquired after June 12, 2001, including the sale with recourse of receivables or any sale and leaseback of any fixed assets deemed to be a lien for money borrowed.

However, this provision shall not limit debt secured by:

•	liens existing on June 12, 2001, provided that the amount secured by any such lien is not greater than the amount secured as of June 12, 2001,

•	liens on any property acquired after June 12, 2001, existing at the time of such acquisition or created within a period of 120 days following the acquisition to secure or provide for the payment of any part of the purchase price for the acquisition, and refinancings thereof,

•	liens securing debt of a consolidated subsidiary outstanding on the date IKON acquires the consolidated subsidiary,

•	liens for taxes, assessment, or governmental charges not yet due or being contested in good faith by appropriate proceedings, provided that a reserve or other appropriate provision has been made therefor and no foreclosure or similar proceeding has been commenced,

•	certain statutory liens incurred in the ordinary course of business for sums not yet due or being contested in good faith by appropriate proceedings, provided that a reserve or other appropriate provision has been made therefor,

•	liens created after June 12, 2001, in connection with borrowing or pledges of receivables that, when added to all sales and discounting transactions contemplated under the heading “Sale or Discount of Receivables and Sale-Leaseback Transactions,” do not in the aggregate exceed 10% of IKON’s consolidated net worth,

•	liens arising in connection with a securitization permitted under the heading “Sale or Discount of Receivables and Sale-Leaseback Transactions,”

•	liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, performance and return-of-money bonds and other similar obligations,

•	liens, security interests and any other encumbrances on any of IKON’s treasury shares, or

•	any lien deemed to exist in connection with any escrow arrangements or other provision intended to secure or otherwise provide for the repurchase, defeasance or repayment of our outstanding 9.75% Notes.

Total Debt to Total Capitalization Ratio

The total debt of IKON and its consolidated subsidiaries is greater than or equal to 60% of the sum of (1) the total debt of IKON and its consolidated subsidiaries, plus (2) the consolidated minority interest obligations shown on its consolidated balance sheet, plus (3) the consolidated net worth of IKON and its consolidated subsidiaries. For purposes of calculating such ratio, (a) finance leasing subsidiaries shall be excluded from the definition of consolidated subsidiaries, (b) any adjustments resulting from the application of SFAS 133 shall be excluded from shareholders’ equity and (c) in calculating the consolidated net worth of IKON and its consolidated subsidiaries, non-recurring charges subsequent to June 30, 2001, shall be added back.

Fixed Charges Coverage Ratio

For any period of four consecutive fiscal quarters ending during the period set forth below, IKON’s fixed charges coverage ratio, not including interest expense of finance leasing subsidiaries and non-recurring charges, is less than the ratio set forth below opposite such period:

Period	Ratio
June 30, 2002 to June 29, 2003	1.75 to 1.00
June 30, 2003 and thereafter	2.00 to 1.00

Subsidiary Debt

Any consolidated subsidiary of IKON, directly or indirectly, creates, assumes or guarantees any debt in an aggregate amount outstanding (as to all IKON’s consolidated subsidiaries) at any time in excess of 12.5% of IKON’s consolidated net worth plus the amount of debt outstanding on June 12, 2001.

However, this provision shall not apply to:

•	debt owed to IKON or to another consolidated subsidiary,

•	debt of a consolidated subsidiary outstanding on the date of its acquisition by IKON,

•	debt with respect to property to be used by IKON or a consolidated subsidiary, the interest on which is exempt from federal income tax pursuant to Section 103 of the Internal Revenue Code of 1986, as amended,

•	debt of any foreign subsidiary that is not guaranteed by IKON or any other consolidated subsidiary,

•	debt of finance leasing subsidiaries owed to IKON or any consolidated subsidiary,

•	debt of finance leasing subsidiaries owed to any other person other than IKON or a consolidated subsidiary, provided that such debt is not guaranteed by IKON or any consolidated subsidiary, or

•	the notes or debt existing or incurred under a facility existing as of June 12, 2001, or incurred under a facility or facilities replacing such existing facility.

Sale of Assets

IKON or any of its consolidated subsidiaries sells, leases or transfers all or substantially all of its assets unless (i) immediately after giving effect thereto we are in compliance with the covenants and other provisions of the indenture and are not in default thereunder, and (ii) such sale, lease or transfer does not have any materially adverse effect on the financial condition of IKON and its consolidated subsidiaries taken as a whole (such determination to the contrary in (ii) to be evidenced by a letter from an investment banking firm of national reputation and by a direction to the trustee from the holders of a majority in principal amount of the outstanding notes).

Sale or Discount of Receivables and Sale-Leaseback Transactions

IKON or any of its consolidated subsidiaries, other than its finance leasing subsidiaries, enters into any securitizations, or sells or discounts receivables with recourse, or sells and leases back fixed assets, the aggregate amount of which, when added to any permitted liens, as described under “Liens and Encumbrances,” exceed 10% of IKON’s consolidated net worth.

Limitation on Dividends and Stock Acquisitions

IKON:

•	declares or pays any dividends (other than dividends payable solely in common stock),

•	makes other distributions on any class of capital stock, or

•	acquires or permits any consolidated subsidiary to acquire shares of capital stock of IKON,

if, after giving effect thereto, the sum of all payments would exceed the total of 75% of consolidated net income (or 100% of consolidated net loss) of IKON and its consolidated subsidiaries since March 31, 2001, plus net cash proceeds derived from issues of stock since March 31, 2001, plus the aggregate principal amount of debt subsequently converted into stock since March 31, 2001, plus $50 million.

Notwithstanding the foregoing, IKON may:

•	pay dividends or make mandatory sinking funds payments on preferred stock, and

•	pay any dividend on common stock within 90 days after declaration if such payment would have been permitted at the date of declaration.

Transactions with Affiliates

IKON or any of its consolidated subsidiaries enters into any transaction with any affiliate (other than IKON or its consolidated subsidiaries), except in the ordinary course of business and upon terms no less favorable than would be obtainable in an arm’s length transaction.

Restrictions on Liens and Encumbrances

The covenant described under “Description of Debt Securities—Certain Restrictions on Liens and Encumbrances” in the accompanying prospectus shall apply to the notes, but this covenant shall not limit any escrow arrangements or other provision intended to secure or otherwise provide for the repurchase, defeasance or repayment of our outstanding 9.75% Notes.

Supplemental Indenture

We will enter into a supplemental indenture for the purpose of adding the events of default described above to the events of default already set forth in the indenture solely for the benefit of the holders of the notes offered hereby.

Sinking Fund

The notes will not be entitled the benefit of a sinking fund.

Defeasance and Covenant Defeasance

In some circumstances, we may elect to discharge our obligations on the notes through defeasance or covenant defeasance. See “Description of Debt Securities—Defeasance” in the accompanying prospectus for more information about how we may do this.

Redemption

The notes will not be redeemable by us prior to their scheduled maturity.

Book-Entry System

One or more global securities deposited with, or on behalf of, The Depository Trust Company, New York, New York (“DTC”) will represent the notes. The global securities representing the notes will be registered in the name of a nominee of DTC. Except under the circumstances described in the accompanying prospectus under “Description of Debt Securities—Book Entry, Delivery and Form,” we will not issue the notes in definitive form.

UNDERWRITING

Under the terms and subject to the conditions set forth in the underwriting agreement dated June     , 2003, the Underwriters named below have severally agreed to purchase the respective principal amount of the notes set forth opposite their names below:

Underwriters	Aggregate Principal Amount of Notes to be Purchased
Lehman Brothers Inc.	$
Banc of America Securities LLC
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.
PNC Capital Markets, Inc.
Wachovia Securities, LLC

Total	$

The underwriting agreement provides that the Underwriters’ obligation to pay for and accept delivery of the notes is subject to certain terms and conditions. The Underwriters are obligated to take and pay for all the notes if any are taken.

The Underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement and may offer the notes to certain dealers at a price that represents a concession not in excess of         % of the principal amount of the notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of         % of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the Underwriters.

Underwriting Compensation	Per Note	Total
Underwriting Discounts and Commissions paid by us	%	$

We estimate that our total expenses of this offering, excluding the underwriting discounts, will be approximately $            .

We do not intend to apply for listing of the notes on a national securities exchange, but have been advised by the Underwriters that they presently intend to make a market in the notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the notes and any such market making may be discontinued in their sole discretion. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the notes.

In connection with the offering, the rules of the Securities and Exchange Commission permit the Underwriters to engage in certain transactions that stabilize the price of the notes. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes. If the Underwriters create a short position in the notes in connection with the offering (that is, if it sells a larger principal amount of the notes than is set forth on the cover page of this prospectus supplement), the Underwriters may reduce that short position by purchasing notes in the open market.

In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might otherwise be in the absence of those purchases. Neither we nor the Underwriters can make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the Underwriters make any representation that the Underwriters will in fact engage in these transactions, or that these transactions, once begun, will not be discontinued without notice.

The Underwriters and their affiliates may engage in transactions with and perform services for us, including investment and/or commercial banking services. These transactions and services are carried out in the ordinary course of business.

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, including the filing of a registration statement in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position, any debt securities issued or guaranteed by us or publicly announce an intention to effect any such transaction for 90 days from the date of the execution of the underwriting agreement without the prior written consent of Lehman Brothers Inc.

Lehman Brothers Inc. will make the notes available for distribution on the internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between Lehman Brothers Inc. and its customers and is not a party to this offering. Lehman Brothers Inc. does not believe that Market Axess Inc. will function as an underwriter or agent of this offering, nor do they believe that Market Axess Inc. will act as a broker for any customer of Lehman Brothers Inc. Market Axess Inc. is a registered broker-dealer and will receive compensation from Lehman Brothers Inc. based on transactions that Lehman Brothers Inc. transacts through the system. Lehman Brothers Inc. will make the notes available to their customers through internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

EXPERTS

The consolidated financial statements incorporated in this prospectus supplement and the accompanying prospectus by reference to the Annual Report on Form 10-K for the year ended September 30, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Don H. Liu, Esq., our General Counsel, and by Cravath, Swaine & Moore LLP, New York, New York, and for the Underwriters by Davis Polk & Wardwell, New York, New York.

PROSPECTUS

$873,250,000

IOS CAPITAL, LLC

DEBT SECURITIES

IOS Capital, LLC, formerly IOS Capital, Inc., and before that IKON Capital, Inc., will offer and sell from time to time up to $873,250,000 aggregate principal amount of debt securities. We will provide specific terms of these debt securities in supplements to this prospectus. The terms of the debt securities will include the initial offering price, aggregate amount of the offering, listing on any securities exchange or quotation system, risk factors and the agents, dealers, or underwriters, if any, to be used in connection with the sale of these debt securities. You should read this prospectus and any supplement, together with any and all documents incorporated by reference herein and in any supplement, carefully before you invest.

Investing in our debt securities involves risks. See “ Risk Factors” beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is December 23, 2002

Ratio of Earnings to Fixed Charges	8
Use of Proceeds	8
Description of Debt Securities	9
Plan of Distribution	16
Legal Matters	17
Experts	17

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the debt securities, and seeking offers to buy the debt securities, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus is accurate as of any date other than the date of this prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition and results of operations may have changed since that date.

ABOUT THIS PROSPECTUS

This prospectus relates to a registration statement that we filed with the Securities and Exchange Commission using a shelf registration process. Under the shelf registration process, we originally registered $2,017,750,000 of our debt securities. Prior to the date of this prospectus, we sold $1,144,500,000 of these debt securities in various transactions. Using this prospectus, we may sell the remaining debt securities registered under that shelf registration process in any combination and in one or more offerings up to $873,250,000. This prospectus provides you with a general description of the debt securities we may offer. Each time we sell debt securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with any additional information described under the heading “Where You Can Find More Information.”

References in this prospectus to “the Company,” “we,” “us,” “IOSC” or other similar terms mean IOS Capital, LLC, unless the context clearly indicates otherwise. We are the successor to IOS Capital, Inc., a Delaware corporation, as the result of a conversion of IOS Capital, Inc. into us effective January 11, 2002. Accordingly, references in this prospectus to “the Company,” “we,” “us” or other similar terms mean and include IOS Capital, Inc., if the references are to events or facts occurring or existing prior to the conversion. References to “IKON” solely refer to IKON Office Solutions, Inc. In connection with the conversion, IOS Capital, LLC succeeded to all the assets and assumed all the liabilities and obligations of IOS Capital, Inc.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC’s public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. SEC filings are also available at the SEC’s Internet website at “http://www.sec.gov.” In addition, you can read and copy the SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus is part of a registration statement on Form S-3 under the Securities Act. This prospectus does not contain all of the information in the registration statement. Certain information in the registration statement has been omitted from the prospectus in accordance with the rules of the SEC. Any statements made in this prospectus concerning the provisions of legal documents are not necessarily complete and you should read the documents which are filed as exhibits to the registration statement or otherwise filed with the SEC.

INCORPORATION BY REFERENCE

IOSC discloses important information to you by referring you to documents that we have previously filed with the SEC or documents that IOSC may file with the SEC in the future. IOSC incorporates by reference the following documents:

•	IOSC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2001;

•	IOSC’s Quarterly Reports on Form 10-Q for the quarters ended December 31, 2001, March 31, 2002 and June 30, 2002; and

•	IOSC’s current reports on Form 8-K, as filed with the SEC on October 5, 2001, October 31, 2002, January 18, 2002, January 30, 2002, March 15, 2002, April 29, 2002, May 7, 2002, May 29, 2002 and July 31, 2002.

All documents filed by IOSC pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. This Prospectus does not contain all information set forth in the Registration Statement and Exhibits thereto and other documents which we have filed with the Commission and to which reference is made hereby.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been incorporated in this Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). You may request a copy of these filings, at no cost, either orally or by writing to us at the following address:

Investor Relations Department

IOS Capital, LLC

70 Valley Stream Parkway

Malvern, Pennsylvania 19355

(telephone number: (610) 296-8000)

FORWARD-LOOKING STATEMENTS

This prospectus, any applicable prospectus supplement and the documents incorporated by reference into this prospectus and any applicable prospectus supplement may contain forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. You can find these statements by looking for words such as “believes,” “expects” “anticipates,” “intends,” “plans,” “may,” “will,” and “potential” or similar expressions. These forward-looking statements are subject to risks, uncertainties and assumptions about us.

For these statements, IOSC claims protection under the safe harbor for forward-looking statements contained in Section 27A of the Securities Act. Some of the factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, but are not limited to:

•	conducting operations in a competitive environment and a changing industry (which includes technical services and products that are relatively new to the industry, IKON and the Company);

•	delays, difficulties, management transitions and employment issues associated with: consolidations and changes in business operations;

•	risks relating to existing and future vendor relationships;

•	risks relating to foreign currency exchange and other economic, legal and political issues associated with international operations;

•	the Company’s ability to access capital and meet its debt service requirements (including sensitivity to fluctuation in interest rates); and

•	general economic conditions.

Certain additional risks and uncertainties are set forth under the heading “Risk Factors” beginning on page 6 and any risk factors and cautionary language set forth in any prospectus supplement and our Annual Reports on Form 10-K incorporated herein by reference.

As a consequence of these and other risks and uncertainties, current plans, anticipated actions and future financial condition and results may differ materially from those expressed in any forward-looking statements made by or on behalf of the Company.

IOS CAPITAL, LLC

On January 11, 2002, IOS Capital, Inc. converted its form of business organization from a Delaware corporation to a Delaware limited liability company pursuant to Section 18-214 of the Delaware Limited Liability Company Act and Section 266 of the General Corporation Law of Delaware.

IOS Capital, Inc., formerly known as IKON Capital, Inc., was formed in 1987. We are engaged in the business of arranging lease financing exclusively for office equipment marketed by IKON’s U.S. marketplaces. We are a Delaware limited liability company.

Our principal executive offices are located at 1738 Bass Road, Macon, Georgia 31210 and our telephone number is: (478) 471-2300.

RISK FACTORS

An investment in the debt securities involves a high degree of risk. Before you decide to purchase the debt securities, you should carefully consider these risk factors together with all of the other information included in this prospectus.

Risks Related to Our Business

Our success is substantially dependent upon the success of our parent, IKON Office Solutions, Inc.

IKON originates substantially all of our leases and provides us with administrative services. As a result, our business is substantially dependent on IKON. Accordingly, our business is vulnerable to the risks associated with IKON’s ability to sell the office equipment that we lease. For example, if IKON fails to adapt successfully to the industry’s transition to digital technology, experiences a deterioration in its relationships with vendors, is unable to meet changing customer needs or loses major customers, its business could be materially and adversely affected, resulting in a negative impact on our business.

If we lose our access to capital, our business will suffer.

Our business depends on our ability to raise substantial amounts of capital to finance leases at competitive rates. If we lose our access to capital, we will be unable to originate new leases, and we may be unable to refinance our outstanding debt. We fund our capital needs using asset securitization transactions, public offerings of our debt securities, borrowings from commercial lenders and loans from IKON. We rely primarily on asset securitization transactions to finance our lease receivables. In these transactions, we sell lease receivables with standardized terms to special purpose financing vehicles which sell debt securities backed by a pledge of the lease receivables. The financing vehicles are overcollateralized with receivables, and are further secured with credit support provided by a third party insurer. If we are unable to originate lease receivables with the required standardized terms, or we otherwise lose access to the market for debt securities backed by lease receivables, we will need to develop alternative funding sources. For temporary liquidity until we accumulate a pool of lease receivables large enough for securitization, we use loans from IKON and asset backed securitization conduits which permit us to borrow up to an aggregate of $705 million against eligible receivables. We cannot assure you that we will continue to have access to our current funding sources, or that IKON will be able to provide us with additional funding, on terms that allow us to provide leases on competitive terms.

Our indebtedness could adversely affect our ability to obtain financing and to compete effectively, and we may incur substantially more debt.

We have senior indebtedness outstanding, some of which is secured by lease receivables. Our indebtedness could have important consequences to you. For example, it could:

•	limit our ability to obtain additional financing;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry; and

•	place us at a competitive disadvantage relative to our competitors.

Additionally, we may incur substantially more debt in the future. The terms of the debt securities will not prohibit us from doing so, unless so specified in a prospectus supplement. If new debt is added to our current levels, the related risks described above could intensify.

Changes in our credit ratings may negatively impact our liquidity and access to capital.

We act as servicer pursuant to the agreements through which our leases have been securitized and receive substantial payments in return for acting as servicer. If our credit rating is downgraded to Ba2 by Moody’s or to BB by Standard & Poor’s, Ambac Assurance Corporation, the insurer of these lease securitizations, can designate a new servicer under these agreements, in which case we would no longer receive these payments.

Risks Associated With the Equipment Leasing Business

We make numerous assumptions in the evaluation of customers’ ability to meet their obligations to us and in our valuation of leases; miscalculation in these judgments could result in lower than expected asset values and weak operating results.

The equipment leasing business is subject to a variety of risks, including technological and economic obsolescence and the creditworthiness of lessees and their ability to meet their rental payment obligations as they become due. While we investigate prospective lessees to ascertain whether they will be able to meet their obligations under proposed leases, the ability of our lessees to meet their lease obligations is subject to risks, such as general economic conditions, over which we have little influence or control. We estimate reserves based on the creditworthiness of lessees and the probability of lease payment defaults. While we do not expect future write-offs in excess of such reserves, there are a number of circumstances beyond our control, such as a further downturn in the economy, that may cause such write-offs to occur. Write-offs in excess of our reserves would adversely impact our profitability and our ability to repay holders of any debt securities. We may also suffer significant losses if we are unable to realize the residual values we have assumed for our equipment at lease termination.

Competition in the equipment leasing business is great and some of our competitors may be more competitive than us.

The finance business in which we are engaged is highly competitive. Competitors include leasing companies, commercial finance companies, commercial banks, other financial institutions and manufacturers of office equipment, such as Canon and Ricoh. We compete primarily on the basis of financing rates, customer convenience and quality customer service. Our financing activities are dependent upon IKON’s ability to originate leases for us, which is subject to substantial competition by both independent office equipment dealers and the direct sales force of office equipment manufacturers. Certain competitors in the finance business may be able to provide more competitive financing solutions than us. As a result, our profitability and ability to repay holders of the debt securities could be adversely impacted.

If our interest rate swap counterparties fail, our interest rate expense may increase and reduce our net income.

We incur debt to fund the origination of leases for IKON’s customers. The interest rates charged on the debt are based on current market conditions and include floating interest rates such as LIBOR. While we do not enter into swap agreements for trading purposes, we do enter into interest rate swap agreements to effectively achieve fixed rates on floating rate debt so that we can fund our fixed rate lease assets with fixed-rate funding in order to mitigate the risk of using floating rate borrowings to fund fixed-rate lease assets. However, there is no certainty that the counterparties to the swap agreements that we enter into will satisfy the terms of the agreements.

RELATIONSHIP WITH IKON OFFICE SOLUTIONS, INC.

As a captive finance subsidiary of IKON, we derive our customer base from the business sourced by IKON locations throughout the United States. The support agreement between IKON and us is described below. As described in the annual reports on Form 10-K incorporated herein, IKON also provides certain administrative and corporate services and we participate in IKON’s domestic cash management programs.

The 1996 Support Agreement

IOSC and IKON are parties to an agreement (the “1996 Support Agreement”) which requires IKON to maintain 100% direct or indirect ownership of us unless: (i) all of our outstanding debt has been repaid, or (ii) approval of two-thirds of our debtholders (not including IKON or affiliates of IKON or IOSC) for all amounts outstanding covered by the 1996 Support Agreement is obtained. The 1996 Support Agreement also provides that IKON will make payments to us as necessary to permit us (i) to maintain a pre-tax interest coverage ratio (income before interest expense and taxes divided by interest expense) of at least 1.25, (ii) to maintain a tangible net worth of at least $1.00 and (iii) to maintain a debt to equity ratio not in excess of 6 to 1.

Our agreements with the holders of our debt securities and other lenders entered into after June 1, 1994, generally prohibit us from assigning, amending or terminating the 1996 Support Agreement unless either (i) all of our outstanding debt is repaid or (ii) the approval of at least two-thirds of the holders of our debt securities and lenders is obtained, not including IKON or affiliates of IKON or IOSC.

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended September 30
	2002	2001	2000	1999	1998
Ratio of Earnings to Fixed Charges	2.2	1.9	1.8	2.2	1.9

For purposes of computing the ratio of earnings to fixed charges, earnings represent pre-tax income plus fixed charges (net of capitalized interest). Fixed charges represent interest (whether expensed or capitalized) and one-third (the proportion deemed representative of the interest factor) of rents from continuing operations.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the debt securities for the financing of future sales and leasing transactions with IKON customers, and for other general corporate purposes. We expect to incur additional indebtedness in connection with our financing operations. However, the amount, timing and precise nature of such indebtedness have not yet been determined and will depend upon the volume of our business, the availability of credit and general market conditions.

DESCRIPTION OF DEBT SECURITIES

The following description sets forth the material terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which the general provisions described below may apply to the debt securities so offered will be described in the prospectus supplement relating to such debt securities.

Offered debt securities are to be issued under an indenture, dated as of June 30, 1995, and a first supplemental indenture, dated June 4, 1997, between IOSC and JPMorgan Chase Bank (formerly The Chase Manhattan Bank) as trustee. The statements under this caption relating to the debt securities and the indenture are summaries and do not purport to be complete. Such summaries make use of terms defined in the indenture and are qualified in their entirety by express reference to the indenture and the cited provisions thereof, a copy of which is filed as an exhibit to the registration statement to which this prospectus relates. We will enter into supplemental indentures as necessary to provide for the particular terms of a series of debt securities.

General

Each prospectus supplement will describe the following terms relating to a series of debt securities:

•	the title of the debt securities;

•	any limit on the aggregate principal amount of the offered debt securities that may be issued;

•	whether any of the debt securities will be issuable in whole or in part in temporary or permanent global form or in the form of book-entry debt securities;

•	the maturity date(s) of the debt securities;

•	the annual interest rate(s) (which may be fixed or variable) or the method for determining the rate(s) and the date(s) interest will begin to accrue on the debt securities, the date(s) interest will be payable, and the regular record dates for interest payment dates or the method for determining the date(s);

•	the place(s) where payments with respect to the debt securities shall be payable;

•	the date, if any, after which, and the price(s) at which, the series of debt securities may, pursuant to any optional redemption provisions, be redeemed at our option, and other related terms and provisions;

•	if applicable, the terms and conditions upon which the debt securities may be repayable prior to final maturity at the option of the holder thereof (which option may be conditional);

•	the denominations in which the series of debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

•	any mandatory or optional sinking fund or similar provisions respecting the debt securities;

•	if applicable, the price at which, the periods within which, and the terms and conditions upon which, we may, pursuant to any optional or mandatory redemption provisions, redeem debt securities;

•	the currency or currency units in which payment of the principal of, premium, if any, and interest on the debt securities shall be payable;

•	any index used to determine the amount of payments of the principal of, premium, if any, and interest on the debt securities and the manner in which such amounts shall be determined;

•	the person to whom any interest shall be payable, if other than the person in whose name the debt securities are registered on the regular record date for such interest;

•	the portion of the principal amount of the debt securities, if other than the principal amount thereof, payable upon acceleration and maturity thereof; and

•	any other terms (which terms shall not be inconsistent with the applicable indenture) of the debt securities.

The applicable prospectus supplement will describe any special United States federal tax consequences and any other special considerations with respect to the debt securities.

Certain Restrictions

The 1996 Support Agreement

The indenture provides that we will:

•	observe and perform in all material respects all covenants or agreements of IOSC contained in the 1996 Support Agreement;

•	to the extent possible, cause IKON to observe and perform in all material respects all covenants or agreements of IKON contained in the 1996 Support Agreement; and

•	not waive compliance under, amend in any material respect or terminate the 1996 Support Agreement;

provided that the 1996 Support Agreement may be amended or terminated if either:

•	all the outstanding debt of IOSC is repaid; or

•	the approval of holders of not less than two-thirds in principal amount of each series of debt securities outstanding under the indenture is obtained.

Restrictions on Liens and Encumbrances

We will not create, assume or guarantee any secured debt without making effective provision for securing the debt securities (and, if we shall so determine, any other indebtedness of or guaranteed by IOSC), equally and ratably with such secured debt.

This covenant does not apply to debt secured by:

•	certain mortgages, pledges, liens, security interests or encumbrances in connection with the acquisition, construction or improvement of any fixed asset or other physical or real property by IOSC,

•	mortgages, pledges, liens, security interests or encumbrances on property existing at the time of acquisition thereof, whether or not assumed by IOSC,

•	mortgages, pledges, liens, security interests or encumbrances on property of a corporation existing at the time such corporation is merged into or consolidated with IOSC or at the time of sale, lease or other disposition of the properties of a corporation or firm as an entirety or substantially as an entirety to IOSC,

•	mortgages, including mortgages, pledges, liens, security interests or encumbrances, on property of IOSC in favor of the United States of America, any state thereof, or any other country, or any agency, instrumentality or political subdivision thereof, to secure certain payments pursuant to any contract or statute or to secure indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction or improvement of the property subject to such mortgages,

•	any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any mortgage, pledge, lien, security interest or encumbrance referred to above, inclusive, or

•	any mortgage, pledge, lien, security interest, or encumbrance securing indebtedness owing by IOSC to one or more wholly-owned subsidiaries.

Notwithstanding the above, IOSC may, without securing the debt securities, create, assume or guarantee secured debt which would otherwise be subject to the foregoing restrictions, provided that, after giving effect thereto, the aggregate amount of all secured debt then outstanding (not including secured debt permitted under the foregoing exceptions) at such time does not exceed 5% of the Consolidated Net Tangible Assets.

Consolidation, Merger or Sale

We are generally permitted to consolidate or merge with another company or firm. We are also permitted to sell substantially all of our assets to another firm, or to buy substantially all of the assets of another firm. However, we may not take any of these actions unless all of the following conditions are met:

•	In the event we merge out of existence or sell our assets, the other firm may not be organized under a foreign country’s laws (that is, it must be a corporation, partnership or trust organized under the laws of a State or the District of Columbia or under federal law) and it must agree to be legally responsible for the debt securities.

•	It is possible that the merger, sale of assets or other transaction would cause some of our property to become subject to a mortgage or other legal mechanism giving lenders preferential rights in that property over other lenders or over our general creditors if we fail to pay them back. We have promised to limit these preferential rights on our property, called “Secured Debt,” as discussed previously under “Certain Restrictions—Restrictions on Liens and Encumbrances.” If a merger or other transaction would create any secured debt on our property, we must comply with that restrictive covenant. We would do this either by deciding that the secured debt were permitted, or by following the requirements of the restrictive covenant to provide equivalent or higher-ranking security on the same property to you and the other direct holders of the debt securities.

Events of Default and Notice Thereof

The following are events of default under the indenture with respect to debt securities of any series:

•	failure to pay principal of or premium, if any, on any debt securities of that series when due;

•	failure to pay any interest on any debt securities of that series when due, continued for 30 days;

•	failure to deposit any sinking fund payment, when due, in respect of any debt securities of that series;

•	default in the performance, or breach, of any term or provision of the covenant described under “Certain Restrictions—1996 Support Agreement”;

•	our failure to perform any other covenant in the indenture (other than a covenant included in the indenture solely for the benefit of a series of debt securities other than that series), continued for 60 days after written notice given to IOSC by the trustee or the holders of at least 10% in the principal amount of the debt securities outstanding and affected thereby;

•	default in payment of principal in excess of $15,000,000 or acceleration of any indebtedness for money borrowed in excess of $15,000,000 by IOSC (including a default with respect to debt securities of any series other than that series), if such indebtedness has not been discharged or become no longer due and payable or such acceleration has not been rescinded or annulled, within 10 days after written notice given to IOSC by the trustee or the holders of at least 10% in principal amount of the outstanding debt securities of such series;

•	certain events in bankruptcy, insolvency or reorganization of IOSC;

•	certain events in bankruptcy, insolvency or reorganization of IKON or one of its subsidiaries if such event affects any significant part of the assets of IOSC or any of its subsidiaries; and

•	any other event of default provided with respect to debt securities of such series.

If an event of default with respect to debt securities of any series at the time outstanding shall occur and be continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal amount of all debt securities of that series to be due and payable immediately; provided, however, that under certain circumstances the holders of a majority in aggregate principal amount of outstanding debt securities of that series may rescind and annul such declaration and its consequences.

The indenture provides that the trustee, within 90 days after the occurrence of a default with respect to any series of debt securities, shall give to the holders of debt securities of that series notice of all uncured defaults known to it (the term default to mean the events specified above without grace periods), provided that, except in the case of default in the payment of principal of (or premium, if any) or interest, if any, on any debt securities, the trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of debt securities.

We will be required to furnish to the trustee an annual statement by certain officers of IOSC to the effect that to the best of their knowledge we are not in default in the fulfillment of any of our obligations under the indenture or, if there has been a default in the fulfillment of any such obligation, specifying each such default.

The holders of a majority in principal amount of the outstanding debt securities of any series affected will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, exercising any trust or power conferred on the trustee with respect to the debt securities of such series, and to waive certain defaults.

Under the indenture, record dates may be set for acts of the holders with respect to events of default, declaring an acceleration, or rescission and annulment thereof, the direction of the time, method and place of conducting any proceeding for any remedy available to the trustee, exercising any trust or power conferred on the trustee, or waiving any default.

The indenture provides that in determining whether the holders of the requisite principal amount of the outstanding debt Securities have given any request, demand, authorization, direction, notice, consent or waiver thereunder:

•	the principal amount of an Original Issue Discount Security (as defined in the Indenture) that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the maturity thereof, and

•	the principal amount of a debt security or debt securities denominated in a foreign currency or a composite currency shall be the U.S. dollar equivalent, determined on the basis of the rate of exchange on the business day immediately preceding the date of original issuance of such debt securities by IOSC in good faith, of the principal amount of such debt securities (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent, determined based on the rate of exchange prevailing on the business day immediately preceding the date of original issuance of such debt securities, of the amount determined as provided above).

The indenture provides that in case an event of default shall occur and be continuing, the trustee shall exercise such of its rights and powers under the indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of debt securities unless it is offered reasonable security or indemnity against the costs, expenses and liabilities that it might incur.

The covenants contained in the indenture and the debt securities would not necessarily afford holders of the debt securities protection in the event of a highly leveraged or other transaction involving IOSC that may adversely affect holders.

Modification of the Indenture

IOSC and the trustee may modify the indenture with the consent of the holders of not less than 66 2/3% in aggregate principal amount of each series of outstanding debt securities issued under the indenture which are affected by the modification or amendment. However, consent of each holder of such outstanding securities affected is required for modifications which:

•	change the stated maturity date of the principal of (or premium, if any) or any installment of interest, if any, on any such debt securities;

•	reduce the principal amount of (or premium, if any) or the interest, if any, on any such securities or the principal amount due upon acceleration of an Original Issue Discount Security;

•	change the place or currency of payment of principal of (or premium, if any) or interest, if any, on any such debt securities;

•	impair the right to institute suit for the enforcement of any such payment on or with respect to any such debt securities;

•	reduce the above-stated percentage of holders of debt securities necessary to modify or amend the indenture; or

•	modify the foregoing requirements or reduce the percentage of outstanding securities necessary to waive compliance with certain provisions of the indenture or for waiver of certain defaults. A record date may be set for any act of the holders with respect to consenting to any amendment.

Defeasance and Covenant Defeasance

We may elect either:

(a) to defease and be discharged from any and all obligations with respect to the debt securities; or

(b) to be released from our obligations described above under “Certain Restrictions” and above under “Events of Default and Notice Thereof” with respect to the debt securities, only:

(1) upon the deposit with the trustee, in trust, of money and/or U.S. Government Obligations, which through the payment of interest and principal of the U.S. Government Obligations in accordance with their terms will provide money in an amount sufficient to pay any installment of principal and premium, if any, and interest on the debt securities on the stated maturity of the payments in accordance with the terms of the indenture and the debt securities;

(2) upon delivery to the trustee of an opinion of counsel to the effect that the deposit and related defeasance or release will not cause the holders of the debt securities to recognize income, gain or loss for federal income tax purposes;

(3) at the time of defeasance or release no event of default will have happened or be continuing or with respect to any such event specified in Section 501(7) or (8) of the indenture (certain events in bankruptcy, insolvency, reorganization or similar proceedings) at any time prior to the 90th day after the date of such defeasance or release; and

(4) certain other conditions are satisfied.

Book-Entry, Delivery and Form

Unless otherwise stated in any prospectus supplement:

The Depository Trust Company, New York, New York (“DTC”) will act as depositary. The debt securities of a series will be represented by one or more global debt securities that will be deposited with, or on behalf of, DTC and registered in the name of DTC’s nominee.

When the global debt securities are issued, DTC or its nominee will credit the accounts of persons holding interests in the global debt securities with the respective principal or face amounts of the book-entry debt securities, represented by the global debt securities. Ownership of beneficial interests in the global debt securities will be limited to participants and to persons that may hold interests through institutions, known as “participants,” that have accounts with DTC. Ownership of beneficial interests by participants in the global debt securities will be shown on, and the transfer of that owners interest will be effected only through, records maintained by DTC or its nominee for the global debt securities. Ownership of beneficial interests in the global debt securities by persons that hold through a participant will be shown on and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant.

The total amount of any principal and interest due on any global debt security on any interest payment date or at maturity will be made available to the trustee on that date. As soon as possible after that date, the trustee will make the payments to DTC. Neither we, the trustee, the paying agent, our agent nor the trustee’s agent will have any responsibility or liability for any aspect of DTC’s records relating to or payments made on account of beneficial ownership interests in the global debt securities or for maintaining, supervising or reviewing any of DTC’s records relating to the beneficial ownership interests.

DTC has advised us that, upon receipt of any payment of principal or of interest on the global debt securities, DTC will immediately credit, through its book-entry registration and transfer system, the accounts of participants with payments in amount proportionate to their respective beneficial interests in the principal amount of the global debt securities as shown on DTC’s records. Payments by participants to owners of beneficial interests in the global debt securities held through these participants will be governed by standing instructions and customary practices, as is now the case with debt securities held for customer accounts registered in “street name,” and will be the sole responsibility of these participants.

The global debt securities will be exchangeable for definitive debt securities in registered form, bearing interest at the same rate, having the same date of issuance, maturity and other terms and of differing nominations aggregating a like amount, only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary for the global debt securities or if at any time DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934; or

•	we in our sole discretion determine that the global debt securities will be exchangeable for definitive debt securities in registered form.

If issued, the definitive debt securities will be registered in the names of the owners of the beneficial interests in the global debt securities as provided by DTC’s relevant participants as identified by DTC. Except as described in this paragraph, the global debt securities will not be exchangeable, except for global debt securities of like denominations to be registered in the name of DTC or its nominee.

So long as DTC or its nominee is the registered owner of the global debt securities, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the global debt securities for the purposes of receiving payment on the debt securities, receiving notices and for all other purposes under the indenture and the debt securities. Except as provided above, owners of beneficial interests in the global debt securities will not be entitled to receive physical delivery of debt securities in definitive form and will not be considered the holders of debt securities for any purpose under the indenture.

Accordingly, each person owning a beneficial interest in the global debt securities must rely on DTC’s procedures and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the indenture. The laws of some jurisdictions require that some types of purchasers of debt securities take physical delivery of the debt securities in definitive form. The limits and laws described in this paragraph may impair the ability to transfer beneficial interests in the global debt securities.

We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a global debt securities desires to give or take any action which a holder is entitled to give or take under the indenture, DTC will authorize the participants holding the relevant beneficial interests to give or take that action and the participants will authorize beneficial owners owning through these participants to give or take that action or will otherwise act upon the instructions of beneficial owners owning through them.

DTC has advised us that it is:

•	a limited-purpose trust company under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities of its participating organizations (“participants”) and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by DTC only through participants.

The Trustee and the Paying Agent

The indenture contains certain limitations on the right of the trustee, as a creditor of IOSC, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. In addition, the trustee may be deemed to have a conflicting interest and may be required to resign as trustee if at the time of a default under the indenture it is a creditor of IOSC.

JPMorgan Chase Bank, the trustee under the indenture, maintains a banking relationship with IOSC and IKON.

Unless otherwise stated in the applicable prospectus supplement, The Chase Manhattan Bank will act as paying agent for the debt securities.

PLAN OF DISTRIBUTION

We may sell debt securities to or through one or more underwriters or dealers and also may sell debt securities to other investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the debt securities will be named in the prospectus supplement. The underwriters or agents may include one or more of Lehman Brothers Inc., JPMorgan Chase Bank, Goldman, Sachs & Co., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities, Banc of America Securities or a group of underwriters represented by one or more of such firms or may be one or more other firms.

Underwriters or agents may offer and sell the debt securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with the sale of the debt securities, underwriters or agents may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the debt securities for whom they may act as agent. Underwriters or agents may sell the debt securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

We do not expect to list the debt securities. The debt securities when first issued will have no established trading market. Any underwriters or agents to or through whom debt securities are sold by us for public offering and sale may make a market in such debt securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any debt securities.

Any underwriters or agents participating in the distribution of the debt securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the debt securities may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933. Underwriters or agents may be entitled, under agreements entered into with us, to indemnification against or contribution toward certain civil liabilities under the Securities Act of 1933.

During and after an offering, underwriters may purchase and sell the debt securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the debt securities, and syndicate short positions involve the sale by the underwriters of a greater number of debt securities than they are required to purchase from IOSC in the offering. Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the debt securities sold in the offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the debt securities, which may be higher than the price that might otherwise prevail in the open market.

Certain of the underwriters or agents and their associates may be customers of, engage in transactions with and perform services for us in the ordinary course of business.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of the debt securities will be passed upon for us by Don H. Liu, our General Counsel, and for any underwriters or agents by legal counsel for such parties. As of December 7, 2002, Mr. Liu beneficially owned 322,085 shares of Common Stock of IKON, including 260,000 shares over which he has the right to acquire beneficial ownership through the exercise of stock options granted under IKON’S stock option plans.

EXPERTS

The consolidated financial statements for each of the two years in the period ended September 30, 2001, incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended September 30, 2001, have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements for the year ended September 30, 1999, incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended September 30, 2001, have been incorporated in reliance on the report of Ernst and Young LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

$250,000,000

    % Notes

due 2008

LEHMAN BROTHERS

BANC OF AMERICA SECURITIES LLC

DEUTSCHE BANK SECURITIES

JPMORGAN

PNC CAPITAL MARKETS, INC.

WACHOVIA SECURITIES